                                                                  Exhibit 4(XXV)

                           [LOGO] METLIFE INVESTORS(R)

                METLIFE INVESTORS INSURANCE COMPANY OF CALIFORNIA
                           [22 Corporate Center Drive
                            Newport Beach, CA 92660]

--------------------------------------------------------------------------------
GUARANTEED MINIMUM INCOME BENEFIT RIDER - LIVING BENEFIT

This Rider forms a part of the Contract to which it is attached and is effective upon issuance. In the case of a conflict with any provision of the Contract, the provisions of this Rider will control. Your election of this Rider is irrevocable and its provisions will remain part of the Contract until terminated in accordance with the provisions below. This Rider amends the Contract as follows:

The following is added to the "Annuity Provisions" section:

GUARANTEED MINIMUM INCOME BENEFIT

We guarantee that your minimum monthly Fixed Income Payment will not be less than the Guaranteed Minimum Income Benefit (GMIB) Payment (less any applicable charges and fees as described in the Contract Schedule or any Rider) provided you meet the eligibility requirements below. If a higher Fixed Income Payment results from applying your total Adjusted Account Value to the then current Fixed Annuity rates applicable to this class of contracts, we will pay you the greater payment.

At the Annuity Calculation Date, the GMIB Payment will be determined by applying the Income Base to the GMIB Annuity Table multiplied by the applicable GMIB Payment Adjustment Factor shown on the Contract Schedule. In calculating the GMIB Payment, any Withdrawal Charges that would have applied if you had made a full withdrawal of your Account Value will be deducted from the Income Base. We reserve the right to reduce the Income Base for any Premium and Other Taxes that may apply.

INCOME BASE

The Income Base is the greater of (a) or (b):

(a)  Highest Anniversary Value: On the Issue Date we set this value equal to
     -------------------------
     your initial Purchase Payment. During each Contract Year we increase this value by any Purchase Payments made and reduce it proportionately by the Percentage Reduction in Account Value attributable to any partial withdrawals taken. On every Contract Anniversary prior to the Last Step-Up Date shown on the Contract Schedule, we compare this value to the current Account Value and we set the Highest Anniversary Value equal to the higher amount.

(b)  Annual Increase Amount: On the Issue Date we set this amount equal to your
     ----------------------
     initial Purchase Payment. For purposes of this calculation all Purchase Payments credited within 120 days of the Issue Date will be treated as if received on the Issue Date. After the Issue Date, this amount will equal:

          (i) The sum total of each Purchase Payment accumulated at the Annual Increase Accumulation Rate for the duration shown on the Contract Schedule from the date the Purchase Payment is made, less

          (ii) The sum total of each Withdrawal Adjustment for any partial withdrawal accumulated at the Annual Increase Accumulation Rate from the date of withdrawal (except as indicated).

          The Annual Increase Accumulation Rate will be applied as set forth in the Contract Schedule or through the earlier of the Annuity Calculation Date or the GMIB Rider Termination Date. For purposes of calculating the

9018-2(5/05)

          Annual Increase Amount when the GMIB Rider Charge is assessed, the Annual Increase Accumulation Rate will be applied through the end of the prior Contract Year.

9018-2(5/05)

We compute the Percentage Reduction in Account Value attributable to a partial withdrawal by dividing the dollar amount of the withdrawal plus any applicable Withdrawal Charges by the Account Value immediately preceding such withdrawal. When we reduce a value proportionately by the Percentage Reduction in Account Value attributable to a partial withdrawal we multiply that value by 1 minus the Percentage Reduction.

The Withdrawal Adjustment for any partial withdrawal in a Contract Year equals the Annual Increase Amount immediately prior to the withdrawal multiplied by the Percentage Reduction in Account Value attributable to that partial withdrawal. However, if all partial withdrawals in a Contract Year are payable to the Owner (or Annuitant if the Owner is a non-natural person) or other payees that we agree to in writing and total partial withdrawals in a Contract Year are not greater than the Annual Increase Amount on the previous Contract Anniversary multiplied by the Dollar-for-Dollar Withdrawal Percentage shown on the Contract Schedule, the total Withdrawal Adjustments for that Contract Year will be set equal to the dollar amount of total partial withdrawals in that Contract Year and treated as a single withdrawal at the end of that Contract Year.

GMIB ANNUITY TABLE

The guaranteed monthly payout rates per $1000 of Income Base are shown in the GMIB Annuity Tables using the GMIB Annuity Table Basis shown on the Contract Schedule. The rate applied will depend upon the Annuity Option chosen and the Attained Age and sex of the Annuitant and Joint Annuitant, if applicable.

ELIGIBILITY REQUIREMENTS FOR THE GMIB PAYMENT

You are only eligible to receive GMIB Payments if:

(1) The Owner is a natural person and the Owner is also the Annuitant. If the Owner is a non-natural person then the Annuitant will be considered the Owner for GMIB Payment purposes. If Joint Owners are named, the age of the oldest will be used to determine the Income Base and GMIB Payment, and

(2) You choose an Annuity Date that is within 30 days following any Contract Anniversary on or after the GMIB Income Date shown on the Contract Schedule, but no more than 30 days after the GMIB Rider Termination Date shown on the Contract Schedule. However, if your Account Value is fully withdrawn, we set an Annuity Date 30 days following the full withdrawal date, and the GMIB Payment (if any) will be determined using the Income Base after any applicable Withdrawal Adjustment associated with the withdrawal that exhausted your Account Value, and

(3) You choose to start receiving Fixed Income Payments under one of the Annuity Options shown on the Contract Schedule. If a single life option is chosen and Joint Owners are named, the age of the oldest will be used to determine the Income Base and the GMIB Payment, and monthly Fixed Income Payments will be made for the lifetime of the oldest Joint Owner. You may name a Joint Annuitant on the Annuity Date for purposes of a Life Income Annuity for Two option provided that the difference in the ages of the Joint Annuitants is 10 years or less (or as permissible under our then current underwriting requirements if more favorable), and

(4) Income Payments will be paid as monthly installments or at any frequency acceptable to you and us. If the amount of the Income Base to be applied under an Annuity Option is less than $5,000, we reserve the right to make one lump sum payment in lieu of Income Payments. If the amount of the first Income Payment would be less than $100, we may reduce the frequency of payments to an interval which will result in the payment being at least $100, but no less than annually.

GMIB RIDER CHARGE

The GMIB Rider Charge is equal to the specified percentage shown on the Contract Schedule multiplied by the Income Base at the end of the prior Contract Year. The charge is assessed for the prior Contract Year at each Contract Anniversary. If you take a full withdrawal or apply any portion of your Adjusted Account Value to an Annuity Option, a pro rata portion of the GMIB Rider Charge will be assessed based on the number of months from the last Contract Anniversary to the date of withdrawal/application.

9018-2(5/05)

The GMIB Rider Charge will be deducted from your Account Value. This deduction will result in the cancellation of Accumulation Units from each applicable Investment Division (and/or reduction of any portion of the Account Value allocated to any other accounts included by Rider) in the ratio the portion of the Account Value in such Investment Division (and/or other account) bears to the total Account Value.

GUARANTEED PRINCIPAL OPTION

The Guaranteed Principal Option allows you to elect to receive an adjustment to your Account Value in lieu of receiving Guaranteed Minimum Income Benefit Payments. The adjustment is called the Guaranteed Principal Adjustment, and is equal to (a) - (b) defined below:

(a) is Purchase Payments credited within 120 days of the Issue Date reduced proportionately by the Percentage Reduction in Account Value attributable to any partial withdrawals taken.

(b) is the Account Value on the Contract Anniversary immediately preceding exercise of the Guaranteed Principal Option.

The Guaranteed Principal Option may be exercised provided that (a) exceeds (b) as defined above.

You may exercise the Guaranteed Principal Option in accordance with our Administrative Procedures within 30 days following any Contract Anniversary on or after the Guaranteed Principal Option First Exercise Date shown on the Contract Schedule, but no more than 30 days following the GMIB Rider Termination Date shown on the Contract Schedule. The Guaranteed Principal Adjustment will be made at the end of the 30-day window period after the Contract Anniversary immediately preceding receipt of such notice.

The Guaranteed Principal Adjustment will be added to each applicable Investment Division in the ratio that the Account Value in such Subaccount bears to the total Account Value in all Subaccounts.

The Guaranteed Principal Adjustment will never be less than zero.

If the Guaranteed Principal Option is exercised, this GMIB Rider will terminate on the date the Guaranteed Principal Adjustment is added to the Account Value.

OPTIONAL RESET

On any Contract Anniversary on or after the GMIB First Optional Reset Date specified on your Contract Schedule, you may elect an Optional Reset provided the amount of time that has elapsed since the last Optional Reset is at least equal to the GMIB Optional Reset Waiting Period specified on your Contract Schedule. You may elect an Optional Reset provided that:

(1) The Account Value exceeds the Annual Increase Amount immediately before the reset, and

(2) Your attained age on the Optional Reset Date (or the age of the oldest Joint Owner, or of the Annuitant if the Owner is a non-natural person) does not exceed the Maximum Optional Reset Age.

We reserve the right to prohibit election of Optional Reset if the Company is no longer offering this Rider for this class of contracts.

You may elect an Optional Reset in accordance with our Administrative Procedures within 30 days preceding the eligible Contract Anniversary. The Optional Reset will take effect on the Contract Anniversary following receipt of such notice.

The Optional Reset election will:

9018-2(5/05)

     a) reset the Annual Increase Amount to the Account Value on the Contract Anniversary following receipt of an Optional Reset election. All purchase payments and withdrawal adjustments previously used to calculate the Annual Increase Amount will be set equal to zero on the reset date, and the Account Value on the reset date will be treated as a single purchase payment received on that date for purposes of determining the Annual Increase Amount.

     b) reset the GMIB Income Date to the Optional Reset GMIB Income Date on the Contract Schedule.

     c) reset the GMIB Rider Charge to the Charge applicable to contract purchases at the time of reset, subject to the Maximum Optional Reset Charge.

ALLOCATION AND TRANSFER PROVISIONS

While this rider is inforce, we may require all allocations or transfers to be limited to the GMIB Subaccounts shown on the Contract Schedule and any other accounts included by rider.

GMIB TERMINATION PROVISIONS

The GMIB Rider Provisions will terminate upon the earliest of:

(a) The 30th day following the GMIB Rider Termination Date shown on the Contract Schedule;

(b)  The date you make a full withdrawal of your Account Value;

(c) The date you apply all or any portion of your Adjusted Account Value to an Annuity Option;

(d) Death of the Owner or Joint Owner (or Annuitant if the Owner is a non-natural person) unless the Beneficiary is the spouse of the Owner and elects to continue the Contract and the surviving spouse's attainted age is less than 85;

(e) Change of the Owner or Joint Owner (or Annuitant if the Owner is a non-natural person), for any reason, subject to our Administrative Procedures;

(f)  Termination of the Contract to which this Rider is attached; or

(g)  The date the Guaranteed Principal Option takes effect.

MetLife Investors Insurance Company of California has caused this Rider to be signed by its President and Secretary.


/s/ Richard C. Pearson         Secretary   /s/ Michael K. Farrell      President
------------------------------             ---------------------------

9018-2(5/05)

                               GMIB ANNUITY TABLES

                     AMOUNT OF FIRST MONTHLY INCOME PAYMENT
                            PER $1000 OF INCOME BASE

                                 ANNUITANT ONLY

Life Annuity with 10 Years of Annuity Payments Guaranteed

ATTAINED AGE
OF ANNUITANT   MALE   FEMALE
------------   ----   ------
55             3.64    3.42
60             3.97    3.71
65             4.40    4.08
70             4.95    4.57
75             5.65    5.21
80             6.59    6.11
85             8.38    7.70


If you decide to receive Annuity Payments under the Single Life option after age 79, the 10-year guarantee period will be shortened. Please see your contract for more details.

                          ANNUITANT AND JOINT ANNUITANT

Joint and Survivor Annuity with 10 Years of Annuity Payments Guaranteed

                  AGE OF FEMALE JOINT ANNUITANTMALE ANNUITANT
                  -------------------------------------------
ATTAINED AGE OF           10 Years   5 Years   0 Years          5 Years   10 Years
MALE ANNUITANT             Younger   Younger   Younger           Older      Older
---------------           --------   -------   -------          -------   --------
55                          2.92       3.04      3.16             3.27      3.38
60                          3.09       3.24      3.39             3.54      3.67
65                          3.30       3.49      3.69             3.88      4.05
70                          3.57       3.82      4.08             4.34      4.57
75                          3.92       4.25      4.61             4.96      5.25
80                          4.38       4.84      5.32             5.78      6.12
85                          5.01       5.62      6.25             6.77      7.11

Monthly payments for ages not shown will be furnished on request.

9018-2(5/05)